



CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-106
Fax: +49 36 41/ 220-117
e-mail: p.kofler@meditec.zeiss.com

Division/Dept.: Investor Relations
Your contact: Patrick Kofler

Our ref.: PKo/Mtr
Date: 2010-01-22

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Ad hoc Press Release	2010-01-18
Press Release	2010-01-18

Best regards,

Carl Zeiss Meditec AG
i. V.

P. Kofler

Patrick Kofler
Director Investor Relations

i. A.

M. Pfeil

Mandy Pfeil
Assistant Investor Relations

Contact: +49 3641 220-331

Carl Zeiss Meditec AG
07745 Jena
Germany

Ad hoc disclosure pursuant to Section 15 WpHG (German Securities Trading Act)

Carl Zeiss Meditec continues successful growth strategy with new Chief Executive Officer

JENA – 18 January 2010
At today's meeting the Supervisory Board of Carl Zeiss Meditec agreed to the resignation of Dr Michael Kaschke (52) from his position on the Management Board with effect from the end of the Annual General Meeting on 4 March 2010. The Supervisory Board appointed the member of the Management Board Dr Ludwin Monz (46) as the company's new Chief Executive Officer to succeed Dr Michael Kaschke. Dr Michael Kaschke intends to return to the Supervisory Board and will stand for election at the AGM on 4 March 2010.

Kaschke, then Chairman of the Supervisory Board, assumed the position of Chief Executive Officer of Carl Zeiss Meditec in July 2008 in compliance with Art. 105 of the German Stock Corporation Act.

The Supervisory Board thanks Dr Michael Kaschke for the extraordinary commitment with which he has made a decisive contribution to the necessary realignment of Carl Zeiss Meditec.

Dr Ludwin Monz has been a member of the Management Board of Carl Zeiss Meditec AG since October 2007, where he has been responsible for the strategic business unit Ophthalmic Systems. The other members of the Management Board of Carl Zeiss Meditec are Dr Christian Müller and Ulrich Krauss.

Carl Zeiss Meditec AG
07745 Jena
Germany

Contact:

Eva Sesselmann
Director Corporate Communications
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Telephone: +49 3641 220-331
Fax: +49 3641 220-112
E-mail: press@meditec.zeiss.com

Patrick Kofler
Director Investor Relations
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Telephone: +49 3641 220-106
Fax: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

Brief profile

Carl Zeiss Meditec AG, listed in the TecDAX at the German Stock Exchange (ISIN DE0005313704), is one of the world's leading medical technology suppliers.

The company markets innovative technologies and application-oriented solutions to enable physicians to improve the quality of life of their patients. For the diagnosis and treatment of eye ailments the company offers all-in-one solutions including implants and consumables.

In the field of microsurgery the company supplies innovative visualisation solutions. Promising future technologies such as intraoperative radiation therapy round off the medical technology portfolio of Carl Zeiss Meditec.

Contact: +49 3641 220-331

Carl Zeiss Meditec AG
07745 Jena
Germany

In financial year 2008/09 (30 September) a workforce of about 2,100 generated a turnover of € 640 million. The head office of Carl Zeiss Meditec is at Jena in Germany. In addition to further subsidiaries in Germany over 50% of the company's employees are located in the USA, Japan, Spain and France.

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading groups engaged in the optical and opto-electronics industry. Carl Zeiss offers innovative solutions for the future markets Medical & Research Solutions, Industrial Solutions and Lifestyle Products. The headquarters of Carl Zeiss AG are located at Oberkochen, Germany. In financial year 2008/09 (balance sheet date 30 September) the Group generated sales of about € 2.1 billion. Carl Zeiss employs almost 13,000 persons, over 8,000 of them in Germany

For further information visit: www.meditec.zeiss.de

Contact: +49 3641 220-331

Carl Zeiss Meditec AG
07745 Jena
Germany

Carl Zeiss Meditec continues successful growth strategy with new Chief Executive Officer

Dr Ludwin Monz to become new Chief Executive Officer after AGM 2010 – Chief Executive Officer Dr Michael Kaschke to return to the Supervisory Board

JENA, DUBLIN – 18 January 2010
At today's meeting the Supervisory Board of Carl Zeiss Meditec agreed to the resignation of Dr Michael Kaschke (52) from his position on the Management Board with effect from the end of the Annual General Meeting on 4 March 2010. The Supervisory Board appointed the member of the Management Board Dr Ludwin Monz (46) as the company's new Chief Executive Officer to succeed Dr Michael Kaschke. Dr Michael Kaschke intends to return as Chairman to the Supervisory Board and will stand for election at the AGM on 4 March 2010.

Dr Kaschke, then Chairman of the Supervisory Board, assumed the position of Chief Executive Officer of Carl Zeiss Meditec in July 2008 in compliance with Art. 105 of the German Stock Corporation Act. In the face of adverse underlying economic conditions in the past 18 months he directed the medical technology supplier on a successful course with the corporate programme RACE 2010.

"The results achieved impressively demonstrate that it was a wise decision to appoint Dr Kaschke as Chief Executive Officer. He made a decisive impact on the necessary realignment and accelerated growth of Carl Zeiss Meditec. The company currently has numerous innovations in the pipeline, a strong international management team and a growth-oriented organization. We thank Dr Kaschke for the extraordinary commitment. At the same time we welcome Dr Kaschke's intention to

Carl Zeiss Meditec AG
07745 Jena
Germany

return to his position as Chairman of the Supervisory Board. With over 15 years of experience in medical technology he is a recognised expert and a perfect complement to the Supervisory Board of Carl Zeiss Meditec AG. With Dr Monz as the new Chief Executive Officer we have been able to appoint an internationally experienced successor from our own ranks who stands for innovation and growth. We are confident that he will continue to take Carl Zeiss Meditec along the successful path that has already been adopted," says Dr Markus Guthoff, Chairman of the Supervisory Board of Carl Zeiss AG.

Dr Michael Kaschke, Chief Executive Officer of Carl Zeiss Meditec AG: "I took over the chairmanship of Carl Zeiss Meditec 18 months ago and although it has not been an easy time, I have had the immense pleasure of working with an excellent team for our customers in medical technology. I now intend to accompany the company as Chairman of the Supervisory Board."

Dr Ludwin Monz has been a member of the Management Board of Carl Zeiss Meditec AG since October 2007. He has been responsible for the largest strategic business unit Ophthalmic Systems. Previous to this, he directed the strategic business unit Microsurgery for six years. During this time he expanded the business unit into a highly profitable part of the company. Several innovative products were launched on the market under his management. Physics and MBA graduate Monz joined the Carl Zeiss Group in 1994 and has been engaged in medical technology since 2000. In addition to various stations in research and development Dr Ludwin Monz held a number of managerial positions.

"I am looking forward to my new role and will continue to pursue the path oriented to sustainable growth that has already been adopted," says Monz.

Carl Zeiss Meditec AG
07745 Jena
Germany

The other members of the Management Board of Carl Zeiss Meditec are Dr Christian Müller and Ulrich Krauss.

Contact:

Eva Sesselmann
Director Corporate Communications
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Telephone: +49 3641 220-331
Fax: +49 3641 220-112
E-mail: press@meditec.zeiss.com

Patrick Kofler
Director Investor Relations
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Telephone: +49 3641 220-106
Fax: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

Brief profile

Carl Zeiss Meditec AG, listed in the TecDAX at the German Stock Exchange (ISIN DE0005313704), is one of the world's leading medical technology suppliers.

The company markets innovative technologies and application-oriented solutions to enable physicians to improve the quality of life of their patients. For the diagnosis and treatment of eye ailments the company offers all-in-one solutions including implants and consumables.

In the field of microsurgery the company supplies innovative visualisation solutions. Promising future technologies such as intraoperative radiation therapy round off the medical technology portfolio of Carl Zeiss Meditec.

Carl Zeiss Meditec AG
07745 Jena
Germany

In financial year 2008/09 (30 September) a workforce of about 2,100 generated a turnover of € 640 million. The head office of Carl Zeiss Meditec is at Jena in Germany. In addition to further subsidiaries in Germany over 50% of the company's employees are located in the USA, Japan, Spain and France.

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading groups engaged in the optical and opto-electronics industry. Carl Zeiss offers innovative solutions for the future markets Medical & Research Solutions, Industrial Solutions and Lifestyle Products. The headquarters of Carl Zeiss AG are located at Oberkochen, Germany. In financial year 2008/09 (balance sheet date 30 September) the Group generated sales of about € 2.1 billion. Carl Zeiss employs almost 13,000 persons, over 8,000 of them in Germany

For further information visit: www.meditec.zeiss.de